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                                                   Filed by Genzyme Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                                               Subject Company: Biomatrix, Inc.

                                               Registration File No.: 333-34972


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Investors are urged to read the joint proxy statement/prospectus relating to the transaction described below because it contains important information. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission and, along with the documents incorporated by reference into that document, may be obtained free of charge at the commission's Web site (www.sec.gov). The joint proxy statement/prospectus and these other documents may also be obtained for free from Genzyme or Biomatrix, as the case may be. Requests to Genzyme should be directed to Genzyme Corporation, One Kendall Square, Building 1400,
Cambridge, Massachusetts 02139, Attn: Investor Relations, (617) 252-7500, or you can access documents on it's Web site (www.genzyme.com). Requests to Biomatrix should be directed to Biomatrix, Inc. 65 Railroad Avenue, Ridgefield, New Jersey 07657, Attn: Investor Relations, (201) 945-9550, or you can access the documents on its web site (www.biomatrix.com). Genzyme, Biomatrix, their directors, certain of their executive officers, and certain of their other employees may be considered participants in the solicitation of proxies in connection with the proposed creation of Genzyme Biosurgery. Information concerning these individuals is contained in the joint proxy statement/prospectus filed with the Securities and Exchange Commission, which remains subject to completion and amendment.

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This filing contains forward-looking statements, including statements regarding the consummation of the proposed merger with Biomatrix, the recapitalization of Genzyme, and the creation of Genzyme Biosurgery and a new publicly-traded stock, the future growth, impact and success of Genzyme Biosurgery, including expectations concerning revenue, revenue growth, research and development expenditures and market capitalization, the development and potential market introduction of new products and new indications for products, and the expected allocation of Genzyme Biosurgery common stock and composition of the merger consideration. These statements are based upon the current assumptions of our management and are only expectations of future results. These statements are also subject to risks and uncertainties, and our actual results may differ significantly from those that are described in this presentation. These risks and uncertainties include conditions in the financial markets relevant to the proposed merger and recapitalization, the likelihood of regulatory and other approvals of the transactions, the operational integration and other risks generally associated with mergers and recapitalizations, the results of preclinical and clinical development efforts, market acceptance of Genzyme Biosurgery's products and services, the availability of third-party reimbursement for Genzyme Biosurgery's products, the ability of Genzyme Biosurgery and/or its partners to successfully commercialize products, the ability of Genzyme Biosurgery to obtain and maintain distribution arrangements, the accuracy of information about the biosurgery market, and the competitive environment for the biosurgery market. We have filed more detailed descriptions of these risks and uncertainties in some of our recent filings with the Securities and Exchange Commission, including in our Registration Statement on Form S-4 filed on April 18, 2000, and any amendments thereto, under the heading "Risk Factors." We encourage you to carefully review these descriptions.

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[The following is the text of updated slides that comprise a portion of a slide show being presented in meetings with analysts, potential investors and others and which was previously filed pursuant to Rule 425 on of the Securities Act on September 22, 2000.]


SLIDE:

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Genzyme Biosurgery: A Strong Business

      -     Estimated revenues of $225M- $235M in 2000

            -     24 major marketed products

            -     7 early life cycle products that account for $135M in revenue

      -     Target revenue growth of approximately 15% in 2001

      -     Break-even on an operating basis in 2001 (before amortization)

      -     Robust pipeline and global infrastructure